UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On March 10, 2005, Vermilion Energy Trust announced execution of the Purchase and Sale Agreement for the previously announced Australia transaction. The press release is attached hereto as Exhibit A.

On March 15, 2005, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on April 15, 2005 to all unitholders of record on March 31, 2005. The Trust also announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is attached hereto as Exhibit B.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: March 18, 2005

                                                                       EXHIBIT A
                                                                       ---------

P R E S S   R E L E A S E
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]


                         PRESS RELEASE - MARCH 10, 2005
    VERMILION ENERGY TRUST ANNOUNCES EXECUTION OF PURCHASE AND SALE AGREEMENT
                      FOR PREVIOUSLY ANNOUNCED TRANSACTION
--------------------------------------------------------------------------------

Vermilion Energy Trust (VET.UN - TSX) is pleased to announce that its wholly-owned subsidiary Vermilion Australia Oil & Gas Pty Ltd has executed the formal purchase and sale agreement with Mobil (Legendre) Pty Ltd, a wholly-owned subsidiary of Exxon Mobil Corporation, to acquire the previously announced 4,800 bpd (net) acquisition of a 60% operated interest in the offshore Wandoo Field located in Western Australia's Northwest Shelf and that the right of first refusal held by the owner of the remaining 40% interest has been waived.

Production from the Wandoo Field is sourced from fifteen wells through two offshore platforms. The Wandoo A platform is an unmanned, monopod satellite platform with a sub-sea connection to the Wandoo B gravity base platform. The Wandoo B platform provides total fluid processing capacity of over 120,000 b/d and a designed storage capacity for 400,000 barrels.

Vermilion has identified opportunities to create additional value on the property through workovers, operating cost reductions and the potential debottlenecking of the production facilities. Longer-term upside opportunity exists with respect to infill drilling potential as a means of maximizing oil recoveries from this reservoir.

Closing is anticipated to occur prior to the end of March and is subject to standard closing conditions including certain regulatory approvals.

The Trust is an international energy trust that benefits from geographically diverse production. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Curtis W. Hicks, Executive VP & CFO
or
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884    Fax: (403) 264-6306    IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

                                                                       EXHIBIT B
                                                                       ---------

P R E S S   R E L E A S E
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]


                       PRESS RELEASE DATED MARCH 15, 2005
   VERMILION ENERGY TRUST ANNOUNCES $0.17 CASH DISTRIBUTION FOR APRIL 15, 2005
               PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE
--------------------------------------------------------------------------------

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on April 15, 2005 to all unitholders of record on March 31, 2005. The ex-distribution date for this payment is March 29, 2005. This will be the Trust's 26th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

EXCHANGEABLE SHARE RATIO INFORMATION

UPON CONVERSION TO A TRUST IN JANUARY 2003, SOME HOLDERS OF SHARES IN THE PREDECESSOR COMPANY, VERMILION RESOURCES LTD., OPTED TO HOLD EXCHANGEABLE SHARES IN PLACE OF VERMILION ENERGY TRUST UNITS. THE FOLLOWING INFORMATION APPLIES ONLY TO THOSE EXCHANGEABLE SHAREHOLDERS AND DOES NOT AFFECT VERMILION ENERGY TRUST UNITHOLDERS.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from 1.28669 to 1.29632. The increase will be effective on March 15, 2005. A "Notice of Retraction" must be received by Computershare by March 21, 2005 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on April 15, 2005.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                                      February 28, 2005
Opening Exchange Ratio                                                                  1.28669
Vermilion Energy Trust Distribution per Unit                                            $0.17

10-day Weighted Average Trading Price ("Current Market Price")                          $22.72303
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                                          0.00963
Effective Date of the Increase in the Exchange Ratio                                    March 15, 2005
Exchange Ratio as of the Effective Date                                                 1.29632

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone:  (403) 269-4884 Fax:  (403) 264-6306   IR Toll Free:  1-866-895-8101
www.vermilionenergy.com